Exhibit 99.5

MakeMyTrip Limited

Financial Statements

March 31, 2014 and 2013

With Independent Auditors’ Report Thereon

MakeMyTrip Limited

Financial Statements

March 31, 2014 and 2013

Table of Contents	Page

Corporate Data	3

Corporate Governance Report	4 – 11

Commentary of the Directors	12

Certificate from the Secretary	13

Independent Auditors’ Report	14 – 15

Statement of Financial Position	16

Statement of Profit or Loss and Other Comprehensive Income (Loss)	17

Statement of Changes in Equity	18 – 19

Statement of Cash Flows	20

Notes to the Financial Statements	21 – 52

MakeMyTrip Limited

Corporate Data

S. No.	Name of Director	Date of Appointment	Date of Resignation
1	Deep Kalra	October 9, 2001	–
2	Philip Clay Wolf	July 20, 2005	–
3	Ravi Adusumalli	July 20, 2005	May 20, 2014
4	Frederic Lalonde	December 18, 2006	–
5	Aditya Tim Guleri	April 03, 2007	–
6	Gyaneshwarnath Gowrea	February 11, 2009	–
7	Mohammad Akhtar Janally	February 11, 2009	May 20, 2014
8	Vivek Narayan Gour	May 01, 2010	–
9	Ranodeb Roy	January 19, 2012	–
10	Rajesh Magow	November 06, 2012	–
11	Keyur Jyotindra Joshi	November 06, 2012	–
12	Naushad Ally Sohoboo	May 20, 2014	–

Corporate Secretary

C/o CIM Corporate Services Ltd

Les Cascades Building

Edith Cavell Street

Port Louis

Mauritius

Registered office

C/o CIM Corporate Services Ltd

Les Cascades Building

Edith Cavell Street

Port Louis

Mauritius

Auditors

KPMG

KPMG Centre

31, Cybercity

Ebène

Mauritius

MakeMyTrip Limited

Corporate Governance Report

General Information

MakeMyTrip Limited (the “Company”) is a company domiciled in Mauritius. The address of the Company’s registered office is C/o CIM Corporate Services Ltd, Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius. As at March 31, 2014, the Company had Eleven (11) significant subsidiaries as mentioned below:

Sr. No.	Name of Subsidiary	Date of Incorporation	Place of Incorporation
1.	MakeMyTrip (India) Private Limited	April 13, 2000	India
2.	MakeMyTrip Inc.	April 30, 2000	United States of America
3.	Luxury Tours & Travel Pte Ltd	July 17, 1985	Singapore
4.	Luxury Tours (Malaysia) Sdn. Bhd.	July 7, 2011	Malaysia
5.	Techblend Inc.	June 15, 2001*	British Virgin Islands
6.	HTN Co., Ltd.	March 16, 2000*	Thailand
7.	Hotel Travel Limited	December 24, 2004*	Malaysia
8.	ITC Bangkok Co., Ltd.	December 20, 1999$	Thailand
9.	MakeMyTrip FZ-LLC	January 10, 2013	UAE
10.	Easy to Book Holding B.V.	March 30, 2006#	Netherlands
11.	Easy to Book Service B.V.	May 31, 2006#	Netherlands

*	became subsidiary on November 06, 2012
$	became subsidiary on November 26, 2012
#	became subsidiary on February 06, 2014

The Board of Directors

The Board is composed of ten (10) directors coming from different sectors. Every director has drawn from his professional background and expertise in positively contributing to the board’s activities. The Board is currently made up of seven non-executive directors.

Directors

Independent

1. Vivek Narayan Gour

2. Frederic Lalonde

3. Ranodeb Roy

Non-Executive

1. Aditya Tim Guleri

2. Vivek Narayan Gour

3. Philip Clay Wolf

4. Frederic Lalonde

5. Gyaneshwarnath Gowrea

6. Ranodeb Roy

7. Naushad Ally Sohoboo

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

Directors (Continued)

Executive

1. Deep Kalra

2. Rajesh Magow

3. Keyur Jyotindra Joshi

The Board is responsible for directing the affairs of the Company in the best interests of shareholders, in conformity with legal and regulatory framework, and consistent with its constitution and best governance practices.

The Directors profile

1.	Deep Kalra is our co-founder, group chairman and group chief executive officer, and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as group chief executive officer include executing our business strategy and managing the overall performance and growth of our company. Mr. Kalra has over 21 years of experience in e-commerce, sales, corporate finance and financial analysis. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital, a subsidiary of the General Electric Company, for just over a year, where he was vice president of business development. Mr. Kalra had previously also worked with AMF Bowling Inc. and ABN AMRO Bank. General Electric Company is a NYSE-listed company, and AMF Bowling Inc. was a NYSE-listed company when Mr. Kalra worked there. He is also the president and a board member of The Indus Entrepreneurs and a founding member of IAMGURGAON, a non-governmental organization focused on improving the quality of life in Gurgaon. Mr. Kalra has a bachelor’s degree in economics from St. Stephen’s College, Delhi University, India, and a master’s degree in business administration from the Indian Institute of Management, Ahmadabad, India. The business address for Mr. Deep Kalra is Tower A, SP Infocity, Plot No. 243, Udyog Vihar, Phase – 1, Gurgaon – 122 016, Haryana, India.

2.	Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC, or the Sierra Ventures entities. Mr. Guleri is a managing member of Sierra Ventures Associates VIII, LLC, the general partner of Sierra Ventures VIII-A, L.P. and Sierra Ventures VIII-B, L.P., and in that capacity, he serves on the boards of directors of various companies that Sierra Ventures invests in, providing operational and financial guidance. Prior to joining Sierra Ventures Associates VIII, LLC in February 2001, Mr. Guleri was vice chairman and executive vice president with Epiphany, Inc. from March 2000 until February 2001, and prior to that, he was chairman, chief executive officer and co-founder of Octane Software Inc. since September 1997. He started his career in September 1989 with the information technology team at LSI Logic Corporation until September 1991 and worked with Scopus Technology Inc. from 1992 until 1996. Mr. Guleri has a bachelor of science degree in electrical engineering from Punjab Engineering College, Chandigarh, India and a master of science degree in engineering and operating research from Virginia Polytechnic Institute and State University, United States. The business address for Mr. Guleri is 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025, United States.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

3.	Philip Clay Wolf was appointed to our board of directors on July 20, 2005. Until December 31, 2012, Mr. Wolf was the non-executive chairman of PhoCusWright Inc., a travel industry research firm he founded in 1994 and served as president and chief executive officer until its acquisition by Northstar Travel Media LLC in June 2011. Prior to founding PhoCusWright, Mr. Wolf was president and chief executive officer of a venture-funded software developer and travel booking engine pioneer which held two patents for its pricing algorithms. He also sits on the board of various companies, including Hopper, QuickMobile, Booking Markets, TrustYou and Travel.ru. Mr. Philip was an adjunct professor at New York University’s Preston Robert Tisch Center for Hospitality, Tourism and Sports Management, and a distinguished lecturer at the Cornell University School of Hotel Administration. Mr. Wolf has a bachelor of arts degree in public policy studies from Duke University, United States and a master’s degree in business administration from the Owen Graduate School of Management, Vanderbilt University, United States. The business address for Mr. Wolf is 6 Huckleberry Lane, Truro, MA 02666-0329, United States.

4.	Vivek Narayan Gour was appointed to our board of directors on May 1, 2010. Mr. Gour is also the managing director and chief executive officer of Air Works India Engineering Private Limited, a privately held company in which he has a significant equity stake. Prior to joining our company, Mr. Gour was the chief financial officer of Genpact Limited from January 2005 to February 2010; Genpact is listed on the New York Stock Exchange. From October 2003 to December 2004, Mr. Gour served as chief financial officer for GE Global Business Processes. From October 2002 to September 2003, he served as chief financial officer of GE Capital India, and from August 2001 to September 2002 as senior vice-president (strategic projects) of GE Capital India. Mr. Gour has a bachelor of commerce degree from Mumbai University, India, and a master of business administration (finance) from Delhi University, India. The business address for Mr. Gour is Kalyani House, Plot # 40, 1st Floor, Sector 18, Gurgaon – 122001, Haryana, India.

5.	Frederic Lalonde was appointed to our board of directors on December 18, 2006. Mr. Lalonde is the founder, director and chief executive officer of Hopper Inc., a privately held company which runs www.hopper.com, a travel search engine. Prior to founding his own company, Mr. Lalonde worked at Expedia Inc. from 2004 to 2006 where he served as vice president of hotel supplier strategy and vice president of hotels and packages product planning. Mr. Lalonde has also been a director of Sparrow Media LLC since August 2009. The business address for Mr. Lalonde is 5795, Ave de Gaspe, Suite 100, Montreal, QC, Canada, H2S 2X3.

6.	Gyaneshwarnath Gowrea was appointed to our board of directors on February 11, 2009 and is one of our resident directors in Mauritius. Mr. Gowrea is the head of tax of the Cim group, the parent company of Multiconsult. He was the managing director of Multiconsult Limited from 2009 to 2011. From 2007 to 2008, he was director of AAAGlobal Services Ltd. and from 1999 to 2006 he was a manager with Multiconsult. Mr. Gowrea completed his secondary education at John Kennedy College in Mauritius and holds various professional qualifications, including being a fellow of the Chartered Association & Certified Accountants, United Kingdom and a fellow of the Mauritius Institute of Directors, member of the Trust and Estate Practitioners, member of the Institute of Fiscal Association and also hold a Master degree The business address for Mr. Gowrea is Les Cascades Building, 33 Edith Cavell Street, Port Louis, Mauritius.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

7.	Ranodeb Roy was appointed to our board of directors on January 19, 2012. Mr. Roy is a director and the chief executive officer of RV Capital Management Private Limited based in Singapore. Prior to joining our board of directors, Mr. Roy was a managing director and head of the Fixed Income Division – Asia Pacific at Morgan Stanley from March 2008 to December 2011. Mr. Roy has also worked at Merrill Lynch, Hong Kong as managing director, co-head of Fixed Income Currency and Commodities, or FICC, group in 2007. He has also held various senior positions at Merrill Lynch in major financial centers, including New York, Tokyo and Hong Kong. Mr. Roy started his career at Bank of America in Mumbai in 1992. Mr. Roy has a master’s degree in business administration, with majors in finance and marketing, from the Indian Institute of Management, Ahmedabad, India and a bachelor’s degree in computer science and engineering from the Indian Institute of Technology at Kanpur, India. The business address for Mr. Roy is 3 Phillip Street, #15-05 Royal Group Building, Singapore 048693.

8.	Rajesh Magow is our co-founder and chief executive officer for India, and was appointed to our board of directors on November 6, 2012. Mr. Magow has over 21 years of experience in the information technology and Internet industries. After being part of our senior management team in 2001 for a few months, Mr. Magow worked as part of senior management with Tecnovate eSolutions Private Limited, a wholly-owned subsidiary of eBookers.com (a United Kingdom-based online travel company that was listed on NASDAQ until it was acquired by the Cendant group in February 2005) from 2001 to June 2006. Mr. Magow was part of the senior management team that set up eBookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovate, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined our company in 2006. Mr. Magow also serves as a director of Flipkart Pte. Ltd., Singapore. Mr. Magow is a chartered accountant from the Institute of Chartered Accountants of India, New Delhi. The business address for Mr. Rajesh Magow is Tower A, SP Infocity, Plot No. 243, Udyog Vihar, Phase – 1, Gurgaon – 122 016, Haryana, India.

9.	Keyur Jyotindra Joshi is our co-founder and group chief commercial officer, and was appointed to our board of directors on November 6, 2012. Prior to co-founding our company in 2000, Mr. Joshi worked with Around the World Travel (now known as Justfares.com) in Seattle, United States, and he has over 14 years of experience in the online travel industry. Mr. Joshi also served as senior officer with Tata Motors from March 1997 to March 1998. Mr. Joshi has a bachelor’s degree in chemistry from Gujarat University, India, and a master’s degree in business administration from the City University of New York, United States.

The business address for Mr. Keyur Joshi is Tower A, SP Infocity, Plot No. 243, Udyog Vihar, Phase – 1, Gurgaon –122 016, Haryana, India.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

10.	Naushad Ally Sohoboo was appointed to our board of directors on May 20, 2014 and is one of our resident directors in Mauritius. Mr. Sohoboo is a manager within the Cim Global Business, having joined Multiconsult Limited (now part of Cim Group) in August 2004. He has a wide range of experience in corporate secretarial work and accounting. At the Cim Group, he is involved in the structuring, set-up, taxation and administration of various global business entities promoted by a wide portfolio of clients, including large multinational companies and high net-worth individuals. He is also a director of several client companies of Cim Global Management. Mr. Sohoboo completed his secondary education from the Islamic Cultural College, Mauritius. He is also a member of the Association of Chartered Certified Accountants, UK since 2012 and is registered as a Professional Accountant with the Mauritius Institute of Professional Accountants. He is also a member of the Mauritius Institute of Directors. The business address for Mr. Sohoboo is c/o Multiconsult Limited, Les Cascades Building, 33 Edith Cavell Street, Port Louis, Mauritius.

Constitution

Public Limited Company.

Committees of the Board of Directors

We have established two committees under our board of directors: an audit committee and a compensation committee. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Messrs. Vivek Narayan Gour, Ranodeb Roy and Frederic Lalonde and is chaired by Mr. Gour. Each member of the audit committee satisfies the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors also has determined that Mr. Gour qualifies as an audit committee financial expert within the meaning of the SEC rules. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	regularly reviewing the independence of our independent auditors;

•	reviewing all related party transactions on an ongoing basis;

•	discussing the annual audited financial statements with management and our independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to our full board of directors.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Audit Committee (Continued)

Our audit committee currently comprises of three independent directors. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Stock Market, Marketplace Rules. Our home country practice differs from Rule 5605(c)(2)(A) of the Nasdaq Stock Market, Marketplace Rules regarding the size of our audit committee, because our Company, as a holder of a GBC1 issued by the Financial Services Commission of Mauritius, is not required under Mauritian law to have an audit committee of at least three members.

Compensation Committee

Our compensation committee consists of Messrs. Vivek Narayan Gour, Philip Clay Wolf and Frederic Lalonde and is chaired by Mr. Gour. Messrs. Gour, Wolf and Lalonde satisfy the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules. Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing the compensation plans, policies and programs adopted by the management;

•	reviewing and approving the compensation package for our executive officers;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

We currently do not have in place a nomination committee, and the actions ordinarily taken by such committee are resolved by a majority of the independent directors on our board. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Stock Market, Marketplace Rules. Our home country practice differs from Rule 5605(e) of the Nasdaq Stock Market, Marketplace Rules regarding implementation of a nominations committee charter or board resolution, because our Company, as a holder of a GBC1 issued by the Financial Services Commission of Mauritius, is not required under Mauritian law to establish a nominations committee.

Identification of key risks for the Company

The Board is ultimately responsible for the Company’s system of internal control and for reviewing its effectiveness. The Board confirms that there is an ongoing process for identifying, evaluating and managing the various risks faced by the Company.

Related party transactions

The related party transactions have been set out in note 23 of these financial statements.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Share price information

The following table shows:

•	the reported high and low trading prices quoted in US dollars for our ordinary shares on the Nasdaq Global Market.

	Nasdaq Global Market Price Per Ordinary Share
Period	High	Low
Fiscal Year
2012	$34.22	$16.06
2013	$23.63	$10.77
2014	$29.73	$12.85
Fiscal Quarter
2012
1st Quarter	$34.22	$21.37
2nd Quarter	$26.25	$16.06
3rd Quarter	$33.90	$21.01
4th Quarter	$24.93	$20.36
2013
1st Quarter	$23.63	$12.26
2nd Quarter	$18.50	$13.38
3rd Quarter	$17.74	$10.77
4th Quarter	$16.16	$12.67
2014
1st Quarter	$14.47	$12.85
2nd Quarter	$15.63	$13.49
3rd Quarter	$19.73	$14.01
4th Quarter	$29.73	$19.30
Month
2013
December	$19.73	$16.18
2014
January	$27.93	$20.16
February	$29.73	$22.97
March	$28.20	$22.59
April	$27.94	$19.76
May	$28.97	$19.06
June	$35.66	$24.68
July	$36.12	$25.92
August(1)	$31.16	$26.22

Note:

(1)	Until August 22, 2014.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Directors’ liability insurance

We have taken directors’ and officers’ liability insurance of a coverage of USD 30 Million from The New India Assurance Company Limited, Mauritius. This policy is effective till July 2015 and will be renewed thereafter.

Code of Business Conduct and Ethics

Our code of business conduct and ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our Company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises.

Environment

Due to the nature of its activities, the Company has no adverse impact on environment.

Corporate social responsibility and donations

During the year, the Company has not made any donations.

Nature of business

The principal activity of the Company is as defined in our GBL 1 certificate – which is investment activity.

Auditors Report and Accounts

The auditors’ report is set out on pages 14 and 15 and the statement of profit or loss and other comprehensive income (loss) is set out on page 17 of these financial statements.

Audit fees

Audit fees payable to KPMG for the year amounted to USD 8,500 (2013: USD 6,600).

Appreciation

The Board expresses its appreciation and gratitude to all those involved for their contribution during the year.

MakeMyTrip Limited

Commentary of the Directors

Results

The results for the years ended March 31, 2014 and 2013 are as follows:

(in ‘USD’)
	For the year ended March 31
Particulars	2014	2013
Total income	—	83,404

Total expenses	(1,483,817)	(1,789,302)

Finance income	415,892	1,010,294
Finance cost	(1,781,909)	(426,840)
Taxation – provision for current year	Nil	Nil
Taxation – provision for previous year	Nil	Nil
Loss for the year	(2,849,834)	(1,122,444)

Statement of Directors’ responsibilities in respect of the financial statements

Company law requires the directors to prepare financial statements for each financial year, which present fairly the financial position, financial performance and the cash flows of the Company. The directors are also responsible for keeping accounting records which:

•	correctly record and explain the transactions of the Company;

•	disclose with reasonable accuracy at any time the financial position of the Company; and

•	would enable them to ensure that the financial statements are in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act 2001.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors have made an assessment of the Company’s ability to continue as a going concern and have no reason to believe that the business will not be a going concern for the year ahead.

Auditors

The auditors, KPMG, have expressed their willingness to continue in office.

Certificate from the Secretary under section 166(d) of the Mauritius Companies Act 2001

To the member of MakeMyTrip Limited under section 166(d) of the Mauritius Companies Act 2001.

We certify to the best of our knowledge and belief that we have filed with the Registrar of Companies all such returns as are required of MakeMyTrip Limited under the Mauritius Companies Act 2001, during the financial year ended March 31, 2014.

/s/ Kamalsingh Neerputh
For CIM Corporate Services Ltd
Corporate Secretary

Registered office:

C/o CIM Corporate Services Ltd

Les Cascades Building, Edith Cavell Street,

Port Louis

Mauritius

Date: September 3, 2014

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the Financial Statements

We have audited the financial statements of MakeMyTrip Limited (the “Company”), which comprise the statement of financial position at March 31, 2014 and the statements of profit or loss and other comprehensive income (loss), changes in equity and cash flows for the year then ended, and the notes to the financial statements which include a summary of significant accounting policies and other explanatory notes, as set out on pages 16 to 52.

This report is made solely to the Company’s members, as a body, in accordance with Section 205 of the Mauritius Companies Act. Our audit work has been undertaken so that we might state to the Company’s members those matters that are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members, as a body, for our audit work, for this report, or for the opinions we have formed.

Directors’ Responsibility for the Financial Statements

The directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF MAKEMYTRIP LIMITED (CONTINUED)

Report on the Financial Statements (continued)

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of MakeMyTrip Limited at March 31, 2014 and of its financial performance and cash flows for the year ended in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act.

Report on Other Legal and Regulatory Requirements

Mauritius Companies Act

We have no relationship with or interests in the Company other than in our capacity as auditors.

We have obtained all the information and explanations we have required.

In our opinion, proper accounting records have been kept by the Company as far as it appears from our examination of those records.

KPMG	Ashish Ramyead
Ebène, Mauritius	Licensed by FRC

Date: September 3, 2014

MakeMyTrip Limited

Statement of Financial Position

(In USD)
		As at March 31
	Note	2013	2014
Assets
Intangible assets		83,404	83,404
Investment in subsidiaries	8	114,878,448	125,163,994
Investment in associate	9	1,546,169	1,546,169
Other investments	10	4,958,994	3,973,363
Derivatives instruments		14,678	—
Trade and other receivables	11	—	4,847,027
Term deposits	13	—	75,000,000

Total non-current assets		121,481,693	210,613,957

Derivatives instruments		188,973	—
Trade and other receivables	11	21,436,664	28,129,420
Term deposits	13	22,000,000	16,500,000
Other current assets	14	850,788	264,137
Cash and cash equivalents	12	8,018,763	2,205,298

Total current assets		52,495,188	47,098,855

Total assets		173,976,881	257,712,812

Equity
Share capital	15	18,797	20,836
Share premium	15	153,742,563	238,423,499
Reserves		(494,988)	(1,481,871)
Accumulated deficit		(6,555,374)	(9,376,717)
Share based payment reserve		19,901,803	20,092,179

Total equity		166,612,801	247,677,926

Liabilities
Other non-current liabilities	18	6,130,081	6,976,482

Total non-current liabilities		6,130,081	6,976,482

Trade and other payables	20	534,574	1,136,189
Other current liabilities	17	699,425	1,922,215

Total current liabilities		1,233,999	3,058,404

Total liabilities		7,364,080	10,034,886

Total equity and liabilities		173,976,881	257,712,812

These financial statements have been approved by the Board of Directors on September 3, 2014 and signed in its behalf by:

/s/ Deep Kalra	/s/ Naushad Ally Sohoboo
Director	Director

The notes on pages 21 to 52 form an integral part of these financial statements.

MakeMyTrip Limited

Statement of Profit or Loss and Other Comprehensive Income (Loss)

(In USD)
		For the year ended March 31
	Note	2013	2014
Revenue

Other revenue		83,404	—

Total revenue		83,404	—

Other operating expenses	6	(1,789,302)	(1,483,817)

Loss from operating activities		(1,705,898)	(1,483,817)
Finance income	7	1,010,294	415,892
Finance costs	7	(426,840)	(1,781,909)

Net finance income (costs)		583,454	(1,366,017)

Loss for the year		(1,122,444)	(2,849,834)

Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss:
Net change in fair value of available-for-sale financial assets		459,047	(985,631)

Other comprehensive income (loss) for the year		459,047	(985,631)

Total comprehensive loss for the year		(663,397)	(3,835,465)

Loss per share	16

Basic		(0.03)	(0.08)

Diluted		(0.03)	(0.08)

The notes on pages 21 to 52 form an integral part of these financial statements

MakeMyTrip Limited

Statement of changes in equity

(In USD)
	Share capital	Share premium	Reserve for own shares	Fair value reserves (deficit)	Accumulated deficit	Share based payment reserve	Total equity
Balance as at April 1, 2012	18,576	150,144,112	—	(428,937)	(4,800,261)	9,388,239	154,321,729
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	(1,122,444)	—	(1,122,444)
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets	—	—	—	459,047	—	—	459,047

Total other comprehensive income (loss)	—	—	—	459,047	—	—	459,047

Total comprehensive income (loss) for the year	—	—	—	459,047	(1,122,444)	—	(663,397)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	11,722,188	11,722,188
Issue of ordinary shares on exercise of share based awards	116	1,250,609	—	—	—	(832,779)	417,946
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	375,845	(375,845)	—
Own shares acquired	—	—	(525,098)	—	—	—	(525,098)
Issue of ordinary shares related to business combination	105	2,347,842	—	—	—	—	2,347,947

Total contributions by owners	221	3,598,451	(525,098)	—	375,845	10,513,564	13,962,983
Changes in ownership interest in subsidiaries
Financial liability for acquisition of non-controlling interest	—	—	—	—	(1,801,496)	—	(1,801,496)
Acquisition of non-controlling interests	—	—	—	—	792,982	—	792,982

Total changes in ownership interest in subsidiaries	—	—	—	—	(1,008,514)	—	(1,008,514)

Total transaction with owners	221	3,598,451	(525,098)	—	(632,669)	10,513,564	12,954,469

Balance as at March 31, 2013	18,797	153,742,563	(525,098)	30,110	(6,555,374)	19,901,803	166,612,801

The notes on pages 21 to 52 form an integral part of these financial statements

MakeMyTrip Limited

Statement of changes in equity - (Continued)

(In USD)
	Share capital	Share premium	Reserve for own Shares	Fair Value reserves / (deficit)	Accumulated deficit	Share based payment reserve	Total equity
Balance as at April 1, 2013	18,797	153,742,563	(525,098)	30,110	(6,555,374)	19,901,803	166,612,801
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	(2,849,834)	—	(2,849,834)
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets	—	—	—	(985,631)	—	—	(985,631)

Total other comprehensive income (loss)	—	—	—	(985,631)	—	—	(985,631)

Total comprehensive income (loss) for the year	—	—	—	(985,631)	(2,849,834)	—	(3,835,465)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	11,151,803	11,151,803
Issue of ordinary shares on exercise of share based awards	376	11,249,546	—	—	—	(10,932,936)	316,986
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	28,491	(28,491)	—
Own shares acquired	—	—	(1,252)	—	—	—	(1,252)
Issue of ordinary shares through follow-on public offering, net of issuance costs	1,663	73,431,390	—	—	—	—	73,433,053

Total transaction with owners	2,039	84,680,936	(1,252)	—	28,491	190,376	84,900,590

Balance as at March 31, 2014	20,836	238,423,499	(526,350)	(955,521)	(9,376,717)	20,092,179	247,677,926

The notes on pages 21 to 52 form an integral part of these financial statements

MakeMyTrip Limited

Statement of Cash Flows

(In USD)
	For the year ended March 31
	2013	2014
Cash flows from operating activities
Loss for the year	(1,122,444)	(2,849,834)
Adjustments for:
Gain on license of software	(83,404)	—
Net finance costs (income)	(583,454)	1,366,017
Change in trade and other receivables	(824,133)	(164,033)
Change in other current assets	(337,670)	586,648
Change in trade and other payables	450,427	43,437

Net cash used in operating activities	(2,500,678)	(1,017,765)

Cash flows from investing activities
Interest received	132,638	703,683
Investment in term deposits	—	(69,500,000)
Acquisition of intangible assets	(83,404)	—
Investment in subsidiaries	(3,468,754)	(6,066,810)
Acquisition of subsidiaries	(12,410,000)	(3,252,908)
Investment in associate	(642,000)	—
Loan to subsidiaries	—	(1,476,616)

Net cash used in investing activities	(16,471,520)	(79,592,651)

Cash flows from financing activities
Proceeds from issuance of shares on exercise of share based awards	417,946	316,986
Proceeds from subsidiaries for fair value of share based awards exercised	1,265,506	832,769
Direct cost incurred in relation to follow-on-offering	—	(2,819,456)
Proceeds from issuance of ordinary shares through follow-on-offering	—	76,475,000
Repurchase of own shares	(525,098)	(1,252)
Interest paid	(9,617)	(7,096)

Net cash from financing activities	1,148,737	74,796,951

Decrease in cash and cash equivalents	(17,823,461)	(5,813,465)
Cash and cash equivalents at beginning of the year	25,842,224	8,018,763

Cash and cash equivalents at end of the year	8,018,763	2,205,298

The notes on pages 21 to 52 form an integral part of these financial statements

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE FINANCIAL STATEMENTS

1)	REPORTING ENTITY

MakeMyTrip Limited (the “Company”) is a Company domiciled in Mauritius. The address of the Company’s registered office is CIM Corporate Services Ltd, Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius. The Company has investment in subsidiaries and equity accounted investees which are primarily engaged in the business of selling travel products and solutions in India, the U.S., the Netherlands, Singapore, Malaysia, Thailand, U.A.E and Canada.

On August 17, 2010, the Company completed the initial public offering of its ordinary shares on National Association of Securities Dealers Automated Quotation System (NASDAQ), pursuant to which the Company issued and sold 3,846,154 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 1,153,846 ordinary shares at a price of USD 14 per share. The underwriters exercised their option to purchase 307,692 additional ordinary shares from the Company and 442,308 additional ordinary shares from the Selling Shareholders at the initial offering price of USD 14 per share to cover overallotments.

On June 2, 2011, the Company completed the follow-on public offering of its ordinary shares on NASDAQ, pursuant to which the Company issued and sold 1,450,000 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 3,794,000 ordinary shares at a price of USD 24 per share. Further on June 29, 2011, the underwriters exercised their option to purchase 96,777 additional ordinary shares from the Company and 253,223 additional ordinary shares from the Selling Shareholders at the follow-on offering price of USD 24 per share to cover over-allotments.

In December 2012, the Company purchased 40,142 of its own shares from the open market at the prevailing market price at different dates for USD 525,098, including directly attributable costs. In May 2013, the Company purchased 100 of its own shares from the open market at the prevailing market price for USD 1,252, including directly attributable costs.

On March 19, 2014, the Company completed the follow-on public offering of its ordinary shares on NASDAQ, pursuant to which Company issued and sold 3,000,000 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 2,500,000 ordinary shares at a price of USD 23 per share. The offering resulted in gross proceeds of USD 69,000,000 and net proceeds of USD 66,671,250 to the Company, and gross proceeds of USD 57,500,000 and net proceeds of USD 55,559,375 to the Selling Shareholders, after deducting underwriting commissions. Additionally, the Company incurred offering related expenses of approximately USD 851,607. Further, the underwriters exercised their option to purchase 325,000 additional ordinary shares from the Company and 500,000 additional ordinary shares from the Selling Shareholders at the follow-on offering price of USD 23 per share to cover over-allotments, resulting in additional gross proceeds of USD 7,475,000 and net proceeds of USD 7,222,719 to the Company, and additional gross proceeds of USD 11,500,000 and net proceeds of USD 11,111,875 to the Selling Shareholders, after deducting underwriting commissions.

2)	BASIS OF PREPARATION

(a)	Statement of Compliance

The separate financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) for the purpose of filing with the tax authorities and Financial Services Commission. Accounting policies have been applied consistently to all periods presented in these financial statements.

The separate financial statements were authorized for issue by the Board of Directors in its meeting held on September 3, 2014.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE FINANCIAL STATEMENTS

2)	BASIS OF PREPARATION - (Continued)

(b)	Basis of Measurement

The financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	Derivative financial instruments are measured at fair value;

•	Share-based payments are valued using the Black Scholes valuation model at the date the awards are granted;

•	Available-for-sale financial assets are measured at fair value; and

•	Deferred consideration assumed in business combinations are measured at fair value.

(c)	Functional and Presentation Currency

These financial statements are presented in U.S. dollar (USD).

A Company’s functional currency is the currency of the primary economic environment in which an entity operates and is normally the currency in which the entity primarily generates and expends cash. USD is the functional currency of the Company.

(d)	Use of Estimates and Judgements

The preparation of financial statements in conformity with IFRS require management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation/uncertainty in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements are as follows:

•	Note 3(c) and 10	Available for sale financial assets

•	Note 3(f)	Provisions and contingent liabilities

•	Note 3(c)	Valuation of derivatives

•	Note 3(e) and 19	Share based payment

3)	SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the accounting policies have been applied consistently to all periods presented in these financial statements.

Changes in accounting policies

The Company has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with effect from April 1, 2013.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE FINANCIAL STATEMENTS

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

Changes in accounting policies - (Continued)

•	IFRS 13 Fair Value Measurement

On April 1, 2013, the Company adopted IFRS 13, “Fair Value Measurement” which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 provides a revised definition of fair value and guidance on how it should be applied where its use is already required or permitted by other standards within IFRS and introduces more comprehensive disclosure requirements on fair value measurement. There was no significant impact on these financial statements from the adoption of the measurement requirements of IFRS 13. The Company has provided the disclosures as required by IFRS 13 in note 21 – “Financial Instruments” of these financial statements.

•	Presentation of Items of Other Comprehensive Income (Amendment to IAS 1)

As a result of the amendments to IAS 1, the Company has modified the presentation of items of other comprehensive income in its statement of profit or loss and other comprehensive income (loss), to present separately items that would be reclassified to profit or loss in the future from those that would never be. Comparative information has also been re-presented accordingly.

The adoption of the amendment to IAS 1 has no impact on the recognised assets, liabilities and comprehensive income of the Company.

(a)	Investment in Subsidiaries and Associates

i)	Subsidiaries

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Investments in subsidiaries are valued at cost in the separate financial statements as required under IAS 27 – Separate Financial Statements.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the profit or loss.

ii)	Investment in Associates

Associates are those entities in which the Company has significant influence, but not control, over the financial and operating polices. Significant influence is presumed to exist when the Company holds between 20% and 50% of the voting power of another entity. Investments in associates are valued at cost in the separate financial statements as required under IAS 27 – Separate Financial Statements. The cost of investment includes transaction costs.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the profit or loss.

iii)	Consolidated financial statements

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The consolidated financial statements are prepared in addition to the separate financial statements.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE FINANCIAL STATEMENTS

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(b)	Foreign Currency

Foreign Currency Transactions

Transactions in foreign currencies are translated to the respective functional currency of the Company at exchange rate at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Foreign currency differences arising on translation are recognized in profit or loss, except for the differences on available for sale equity investments, which are recognized in other comprehensive income arising on retranslation.

(c)	Financial Instruments

i)	Non-Derivative Financial assets

The Company initially recognizes loans and receivables on the date that they are originated. All other financial assets are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets which are classified into the following specified categories: ‘trade and other receivables’, ‘available for sale’ and ‘term deposits’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Trade and other Receivables

Trade and other receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition trade and other receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Trade receivables are initially recognized at fair value which primarily represents original invoice amount less any impairment loss or an allowance for any uncollectible amounts. Provision is made when there is objective evidence that the Company may not be able to collect the trade receivable. Balances are written off when recoverability is assessed as being remote.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE FINANCIAL STATEMENTS

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(c)	Financial Instruments - (Continued)

i)	Non-Derivative Financial assets - (Continued)

Cash and Cash equivalents

Cash and cash equivalents comprise cash at bank and on hand and short-term deposits with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Available-for-sale Financial Assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified in any of the other categories. Available-for-sale financial assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss. Available-for-sale financial assets comprise of equity securities.

Term Deposits

Term deposits comprise deposits with banks, which have original maturities of more than three months. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition term deposits are measured at amortized cost using the effective interest method, less any impairment losses.

ii)	Non Derivative Financial Liabilities

The Company recognizes financial liabilities initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expired.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial liabilities: trade and other payables and other current and non-current liabilities. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

iii)	Share Capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE FINANCIAL STATEMENTS

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(c)	Financial Instruments - (Continued)

iii)	Share Capital - (Continued)

Repurchase and reissue of share capital (treasury shares)

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the reserve for own shares.

iv)	Derivative financial instruments

The Company has an embedded derivative feature in its investment in associate. Derivatives are recognized initially at fair value. Fair value of the derivative is determined on the inception using an appropriate valuation method. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted in profit or loss.

(d)	Impairment

i)	Financial assets (Including Receivables)

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the company on terms that the company would not otherwise consider, indications that a debtor or issuer will enter bankruptcy, the disappearance of an active market for a security.

The Company considers evidence of impairment for receivables for each specific asset. All individually significant receivables are assessed for specific impairment.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Impairment losses on available-for-sale financial assets are recognized by reclassifying the losses accumulated in the fair value reserve in equity to profit or loss. The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss recognized previously in profit or loss. Changes in cumulative impairment losses attributable to application of the effective interest method are reflected as a component on interest income. If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE FINANCIAL STATEMENTS

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(d)	Impairment - (Continued)

i)	Financial assets (Including Receivables) - (Continued)

However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

ii)	Non-Financial Assets

The carrying amounts of the Company’s non-financial assets, primarily property, plant and equipment and software reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

An impairment loss is recognized if the carrying amount of an asset or cash generating unit (CGU) exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assumptions of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

Impairment losses are recognized in profit or loss. Impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(e)	Share Based Payment

The grant date fair value of share-based payment awards granted to employees is recognized as a personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. The increase in equity recognized in connection with a share based payment transaction is presented in the share based payment reserve, a separate component in equity.

(f)	Provisions and Contingent Liabilities

A provision is recognized if, as a result of a past event, the company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assumptions of the time value of money and the risks specific to the liability. The unwinding of discount is recognized as finance cost.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE FINANCIAL STATEMENTS

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(f)	Provisions and Contingent Liabilities - (Continued)

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Contingent liabilities are possible obligations that arise from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events not wholly within the control of the Company. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.

(g)	Intangible assets

Software has finite useful lives and is measured at cost less accumulated amortization and accumulated impairment losses. Cost includes any directly attributable incidental expenses necessary to make the assets ready for use.

Amortization of asset is calculated over the cost of the assets, or other amount substituted for cost, less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative periods are as follows:

• Software	5 years

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted as appropriate.

(h)	Finance Income and Expenses

Finance income comprises interest income on funds invested, foreign currency gains and net gain on change in fair value of derivatives and financial liability. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance expenses comprise net loss on change in fair value of derivatives and financial liability, foreign currency losses, public offering cost related to listing of existing shares and other finance charges.

Foreign currency gains and losses are reported on a net basis.

(i)	Earning (Loss) Per Share

The Company presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all potential dilutive ordinary shares.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE FINANCIAL STATEMENTS

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(j)	Taxation

Income tax on the profit or loss for the year comprises current and deferred tax. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of prior year.

Deferred tax is provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted at the reporting dates.

A deferred tax asset is recognised only to the extent that is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent it is no longer probable that the related tax benefit will be realised.

(k)	New Accounting Standards and Interpretations not yet Adopted

IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board (IASB) issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. IFRS 9 was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity’s own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income.

Further, In July 2014, the IASB has published the final version of IFRS 9 ‘Financial Instruments’ bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. This version adds a new expected loss impairment model and limited amendments to classification and measurement for financial assets. The Standard supersedes all previous versions of IFRS 9. The effective date for companies to adopt IFRS 9 is for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the financial statements.

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities: In December 2011, the International Accounting Standards Board issued amendments to IAS 32, Offsetting Financial Assets and Financial Liabilities. The amendments clarify that:

•	an entity currently has a legally enforceable right to set-off if that right is

•	not contingent on a future event; and

•	enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties;

•	gross settlement is equivalent to net settlement if and only if the gross settlement mechanism has features that:

•	eliminate or result in insignificant credit and liquidity risk; and

•	process receivables and payables in a single settlement process or cycle.

The Company is required to adopt amendments to IAS 32 by accounting year commencing April 1, 2014. The Company has evaluated the requirements of amendments to IAS 32 and these are not expected to have a material impact on the financial statements.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE FINANCIAL STATEMENTS

4)	DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities.

The Company has an established control framework with respect to the measurement of fair values.

This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including level 3 fair values, and reports directly to the Group Chief Financial Officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

Significant valuation issues are reported to the Audit committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (Unadjusted) in active markets for identical assets or liabilities.

•	Level 2: Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: Inputs for the assets or liability that are not based on observable market data. (Unobservable Inputs)

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire management.

When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Non Derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

(b)	Share Based Payment Transactions

The fair value of the employee share based awards granted to the employees of the Company and subsidiary of the Company is measured using the Black-Scholes formula. Measurement inputs include share price on grant date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general behavior of the option holder), expected dividends and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

(c)	Trade and other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. The fair value is determined for disclosure purposes only.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE FINANCIAL STATEMENTS

4)	DETERMINATION OF FAIR VALUES - (Continued)

(d)	Separable Embedded Derivative

The fair value of the separable embedded derivative in its investment in associate is measured using the Black-Scholes model. Measurement inputs include share price, exercise price, volatility, interest rate and expected term.

(e)	Equity Securities

The fair value of equity securities is determined using a valuation technique. Valuation techniques employed include market multiples and discounted cash flows analysis using expected future cash flows and a market related discount rate.

5)	FINANCIAL RISK MANAGEMENT

Overview

In the normal course of its business, the Company is exposed to liquidity, credit and market risk (interest rate and foreign currency risk).

Liquidity Risk

The Company is an investment company and its objective is to ensure that it is able to meet its requirements for funds for its subsidiaries on a timely basis. The Company regularly monitors its liquidity based on the requirement of the subsidiaries and availability of cash. The Company’s approach to manage liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Company’s reputation.

Credit Risk

The Company’s exposure to credit risk is limited to amount receivable from its subsidiaries for the reimbursement of the share based cost.

Additionally, the Company places its cash and cash equivalents and term deposits with banks with high investment grade ratings, limits the amount of credit exposure with any one bank and conducts ongoing evaluation of the credit worthiness of the banks with which it does business. Given the high credit ratings of these financial institutions, the Company does not expect these financial institutions to fail in meeting their obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

Foreign Currency Risk

The Company does not have any significant exposure to foreign currency risk.

Interest Rate Risk

The financing of the Company has come from issue of ordinary shares. Accordingly, there is limited interest rate risk.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE FINANCIAL STATEMENTS

6)	OTHER OPERATING EXPENSES

Particulars	For the Year Ended March 31
	2013	2014
	(In USD)
Insurance	272,796	238,641
Legal and professional	1,379,608	1,245,176
Miscellaneous expenses	136,898	—

Total	1,789,302	1,483,817

7)	FINANCE INCOME AND COSTS

Particulars	For the Year Ended March 31
	2013	2014
	(In USD)
Recognized in profit or loss
Interest income on term deposits	563,925	378,918
Net change in the value of financial liability	262,497	—
Net gain on change in fair value of derivative financial instrument	150,732	—
Net foreign exchange gain	33,140	—
Others interest income	—	36,974

Finance income	1,010,294	415,892

Net loss on change in fair value of derivative financial instrument	—	203,651
Net foreign exchange loss	—	97,510
Cost related to follow-on- offerings	—	390,690
Change in value of financial liability	417,223	1,082,962
Other finance charges	9,617	7,096

Finance costs	426,840	1,781,909

Net finance income (cost) recognized in profit or loss	583,454	(1,366,017)

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE FINANCIAL STATEMENTS

8)	INVESTMENT IN SUBSIDIARIES

	As at March 31
Particulars	2013	2014
	(In USD)
As at beginning of the year	92,040,960	114,878,448
Acquisition of investments in subsidiaries
- Investment in Luxury Tours & Travel Pte Ltd	792,982	2,373,660
- Investment in Luxury Tours (Malaysia) Sdn Bhd	161,500	—
- Investment in Hotel Travel Group	19,458,734	2,807,461
- Investment in ITC Group	2,410,000	—
- Investment in MakeMyTrip FZ-LLC	14,272	—
- Investment in Easytobook Group	—	5,104,425

As at end of the year	114,878,448	125,163,994

Investments in subsidiaries are valued at cost.

a)	Investment in Luxury Tours & Travel Pte Ltd

On May 9, 2011, the Company acquired approximately 79% equity interest in Luxury Tours & Travel Pte Limited (LTT), a Singapore registered and licensed travel agency, engaged in the business of providing hotel reservations, excursion tours and other related services to inbound and outbound travellers in Singapore and the region. The business acquisition was conducted by entering into a Share Purchase Agreement (SPA) for a cash consideration of USD 2,945,909.

The Company has further invested USD 812,062 during the fiscal year ended March 31, 2012 for the subscription of 49,603 new equity shares issued by LTT increasing its ownership from 79.36% to 82.78%. Further, in August 2012, the Company acquired the remaining shares held by a shareholder of LTT for USD 792,982 in cash, increasing its ownership to 100%.

The Company has further invested USD 2,373,660 during the fiscal year ended March 31, 2014 for the subscription of new equity shares issued by LTT. Out of the total amount, 1,860,150 shares worth USD 1,500,000 has been allotted during the current financial year and balance amount was lying as share application money pending allotment of 1,099,980 shares, which are subsequently allotted by July 2014.

b)	Investment in Hotel Travel Group

On November 6, 2012, the Company acquired 100% stake in the companies in the ‘Hotel Travel Group’ (HT Group). HT Group, with the brand ‘Hotel Travel’ and the website www.hoteltravel.com, is a well-established travel company in South East Asia and has its presence in Thailand, Singapore and Malaysia, where it has an operating history of over a decade. The business acquisition was conducted by entering into a Share Purchase Agreement (SPA) for a total initial consideration payable to the Promoters of the HT Group of USD 25 million, subject to an estimated balance sheet adjustment.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE FINANCIAL STATEMENTS

8)	INVESTMENT IN SUBSIDIARIES - (Continued)

b)	Investment in Hotel Travel Group - (Continued)

As per the terms of acquisition with sellers, the purchase consideration comprises of the following:

Consideration transferred	(in USD)

Cash	10,000,000
Equity instruments (209,050 ordinary shares)	2,347,947
Deferred consideration	4,418,248

16,766,195

Equity instruments issued

The Company agreed to pay the selling shareholders USD 5 million in the form of equity shares of the Company. The Company made payment of USD 3.3 million after making adjustment for a portion of estimated balance sheet adjustment on the date of acquisition in the form of equity shares of the company. The fair value of the ordinary shares issued was based on the market share price of the Company on November 6, 2012 and after making adjustment for certain selling restrictions.

Deferred consideration

The Company also agreed to pay the selling shareholders over a three years period ending December 2015, additional consideration of USD 10 million in the form of variable number of equity shares of the Company subject to final balance sheet adjustment. The Company has included USD 4,418,248 as deferred consideration related to the additional consideration, which represents its fair value at the acquisition date, using a discount rate of 13 percent. At March 31, 2014, the deferred consideration has increased to USD 5,314,042.

Earn-out consideration

Further, two of the selling shareholders, of the HT Group continued in employment with the HT Group in key capacities, and were eligible for additional earn outs and incentives over a three-year period ending December 2015/December 2016 based on HT Group meeting certain revenue and EBIDTA targets. The additional earn out payments may range from NIL to USD 35 million and are payable partly in cash and partly in the form of equity shares of the Company. These amounts will be recorded as compensation cost in the financial statements of HT group over the earn-out period.

During the quarter ended December 31, 2013, due to a change in the probability of achievement of the earn-out targets, the compensation cost of USD 660,383 recorded till September 30, 2013 was reversed. Also, subsequently in January 2014, the services of the two selling shareholders were terminated in accordance with the non-performance clause as per the share purchase agreement.

The Company has further invested USD 2,500,000 during the fiscal year ended March 31, 2013 for the subscription of 2,500,000 shares issued by one of the subsidiary of the HT Group.

The Company has further invested USD 3,000,000 during the fiscal year ended March 31, 2014 for the subscription of 3,000,000 shares issued by one of the subsidiary of the HT Group.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE FINANCIAL STATEMENTS

8)	INVESTMENT IN SUBSIDIARIES - (Continued)

c)	Investment in ITC Group

On November 26, 2012, the Company has acquired 51% equity stake in a group of companies known as the “ITC Group”. The ITC Group comprises of International Tour Center Co. Ltd., ITC Bangkok Co. Ltd. and ITC South Co. Ltd. ITC Group is a well-established hotel aggregator and tour operator for Thailand. The ITC Group has relationships with a number of hotels and other local vendors in Thailand to provide hotel reservations, excursion tours and other travel related services for inbound and outbound travellers in Thailand and the South East Asia region. The business acquisition was conducted by entering into the Share Purchase Agreement (SPA) for a cash consideration of USD 2.2 million to the existing shareholders for the sale of their shares in the ITC Group and for USD 1 million for the subscription of new shares in the ITC Group.

As per the terms of acquisition with sellers, the purchase consideration is comprises of:

Cash consideration	3,200,000
Net working capital adjustment	(1,249,502)

Total purchase price	1,950,498

The Company will also acquire the remaining shares of ITC Group from the existing shareholder (promoter) in cash in four equal tranches, over a four year earn-out period ending December 2016. The earn-out will be based on valuation linked to future profitability of ITC Group and employment of the promoter. The financial liability in respect of acquisition of these shares has been recognised by debiting equity and disclosed under “Other non-current liabilities” as per present access method of USD 1,801,496, which represents its fair value as at the acquisition date.

Further, an additional payment may be required for acquiring the remaining shares that can be forfeited due to termination of employment of the promoter. This potential additional liability, which is linked to the future profitability of ITC Group, will be recorded as compensation cost under IAS 19 for future services through December 2016 and does not form part of additional consideration for acquiring the remaining shares. Based on the estimated projection, the company has not recorded any compensation cost associated with this liability during the year ended March 31, 2013 and 2014.

On November 26, 2012, the Company transferred 49% of its stake in ITC Bangkok Company Limited equally to International Tour Centre Company Limited and ITC South Company Limited for a consideration of USD 653,102 against promissory note to be settled in future.

d)	Investment in Easytobook (ETB) Group

On February 06, 2014, the Company acquired 100% equity stake in Easytobook Holding B.V. and its subsidiaries (“ETB Group”). ETB Group primarily operates through the website www.easytobook.com and offers its customers online hotel reservations in Europe, North America and other key global travel destinations. The ETB Group has unique front-end web design capabilities and has developed proprietary technologies for powering affiliate travel websites as well as dynamic shopping of various travel products. The ETB Group is headquartered in Amsterdam, Netherlands with a technology development team based in Herzliya, Israel.

The business acquisition was conducted by entering into the Share Purchase Agreement (SPA) for purchase consideration of USD 4,411,275. The total purchase price of the acquisition, net of USD 1,032,237 of cash acquired is USD 3,379,038.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE FINANCIAL STATEMENTS

8)	INVESTMENT IN SUBSIDIARIES - (Continued)

d)	Investment in Easytobook (ETB) Group - (Continued)

As per the terms of acquisition with sellers, the purchase consideration comprises of the following:

Consideration transferred	(in USD)

Cash	3,252,908
Deferred consideration	1,158,367

4,411,275

Deferred consideration

The Company has also agreed to pay additional consideration in three tranches over a three year period ending January 2017. The Company has included USD 1,158,367 as deferred consideration related to the additional consideration, which represents its fair value at the acquisition date, using a discount rate of 13 percent. At March 31, 2014, the deferred consideration has increased to USD 1,202,418.

The Company incurred acquisition related costs of USD 134,416 relating to external legal fees and due diligence cost. These amounts have been included in other operating expenses in the statement of comprehensive income for the year ended March 31, 2014.

The Company has further invested USD 693,150 during the fiscal year ended March 31, 2014 as share premium contribution for exiting shares in Easytobook Holding B.V.

9)	INVESTMENT IN ASSOCIATE

In November 2011, the Company acquired 28.57% equity interest in My Guest House Accommodations Private Limited (MGH), which is engaged in the business of aggregation, sales and distribution of hotel room inventory with a special focus on budget lodging accommodations and serviced apartments. The Company paid cash consideration of USD 963,125 for the purchase of equity shares. Additionally, acquisition related expenses incurred by the Company amounted to USD 59,788.

In January 2013, the Company acquired additional shares in MGH, increasing its stake to 38.34% through equity infusion of USD 642,000 paid in cash.

10)	OTHER INVESTMENTS

In August 2011, the Company acquired 19.98% equity interest in Le Travenues Technology Private Limited, which owns and operates www.ixigo.com, an online travel meta search engine. The Company paid cash consideration of USD 4,825,325 for the purchase of new shares as well as existing shares. Additionally, acquisition related expenses incurred by the Company amounted to USD 20,155.

This investment has been classified as “Available-for-sale Financial Assets” as per IAS 39 “Financial Instruments: Recognition and measurement”.

The Company’s exposure to risks and fair value measurement is disclosed in note 4, 5 and 21.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE FINANCIAL STATEMENTS

11)	TRADE AND OTHER RECEIVABLES

	As at March 31
Particulars	2013	2014
	(in USD)
Receivables due from related parties	20,917,197	32,781,745
Interest accrued but not due on term deposits	519,467	194,702

Total	21,436,664	32,976,447

Non-current	—	4,847,027
Current	21,436,664	28,129,420

Total	21,436,664	32,976,447

Receivable represents due from its subsidiaries.

The Company’s exposure to credit and currency risks related to trade and other receivables is disclosed in note 5 and 21.

12)	CASH AND CASH EQUIVALENTS

	As at March 31
Particulars	2013	2014
	(in USD)
Bank balances	1,016,458	2,205,298
Term deposits	7,002,305	—

Cash and cash equivalents in the statement of cash flows	8,018,763	2,205,298

The Company’s exposure to interest rate risk is disclosed in note 5 and 21.

13)	TERM DEPOSITS

	As at March 31
Particulars	2013	2014
	(in USD)
Term deposits	22,000,000	91,500,000

Total	22,000,000	91,500,000

Non-current	—	75,000,000
Current	22,000,000	16,500,000

Total	22,000,000	91,500,000

The Company’s exposure to interest rate risk is disclosed in note 5 and 21.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE FINANCIAL STATEMENTS

14)	OTHER CURRENT ASSETS

	As at March 31
Particulars	2013	2014
	(in USD)
Advance to vendors	500,000	—
Prepaid expenses	350,788	264,137

Total	850,788	264,137

15)	CAPITAL AND RESERVES

Share Capital and Share Premium

	Ordinary Shares*
Particulars	Number	Share capital	Share premium
		(in USD)
Balance as at April 1, 2012	37,159,605	18,576	150,144,112
Own shares acquired	(40,142)	—	—
Shares issued during the year on exercise of share based awards	233,503	116	1,250,609
Issue of ordinary shares related to business combination	209,050	105	2,347,842

Balance as at March 31, 2013	37,562,016	18,797	153,742,563

Balance as at April 1, 2013	37,562,016	18,797	153,742,563
Issue of ordinary shares through follow-on public offering, net of issuance costs	3,325,000	1,663	73,431,390
Own shares acquired	(100)	—	—

Shares issued during the year on exercise of share based awards	751,183	376	11,249,546

Balance as at March 31, 2014	41,638,099	20,836	238,423,499

*	Par value of USD 0.0005 per share

On August 17, 2010, the Company completed the initial public offering of its ordinary shares on National Association of Securities Dealers Automated Quotation System (NASDAQ), pursuant to which the Company issued and sold 3,846,154 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 1,153,846 ordinary shares at a price of USD 14 per share. The underwriters also exercised their option to purchase 307,692 additional ordinary shares from the Company and 442,308 additional ordinary shares from the Selling Shareholders at the initial offering price of USD 14 per share to cover overallotments.

On June 2, 2011, the Company completed the follow-on public offering of its ordinary shares on NASDAQ, pursuant to which the Company issued and sold 1,450,000 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 3,794,000 ordinary shares at a price of USD 24 per share. Further on June 29, 2011, the underwriters exercised their option to purchase 96,777 additional ordinary shares from the Company and 253,223 additional ordinary shares from the Selling Shareholders at the follow-on offering price of USD 24 per share to cover over-allotments.

On November 6, 2012, the Company issued 209,050 shares as a part of the initial consideration for the acquisition of Hotel Travel Group.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE FINANCIAL STATEMENTS

15)	CAPITAL AND RESERVES - (Continued)

In December 2012, the Company purchased 40,142 of its own shares from the open market at the prevailing market price at different dates for USD 525,098, including directly attributable cost. This buy-back program was approved by the board of directors on November 6, 2012. In May 2013, the Company purchased 100 of its own shares from the open market at the prevailing market price for USD 1,252, including directly attributable costs.

On March 19, 2014, the Company completed the follow-on public offering of its ordinary shares on NASDAQ, pursuant to which Company issued and sold 3,000,000 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 2,500,000 ordinary shares at a price of USD 23 per share. The offering resulted in gross proceeds of USD 69,000,000 and net proceeds of USD 66,671,250 to the Company, and gross proceeds of USD 57,500,000 and net proceeds of USD 55,559,375 to the Selling Shareholders, after deducting underwriting commissions. Additionally, the Company incurred offering related expenses of approximately USD 851,607. Further, the underwriters exercised their option to purchase 325,000 additional ordinary shares from the Company and 500,000 additional ordinary shares from the Selling Shareholders at the follow-on offering price of USD 23 per share to cover over-allotments, resulting in additional gross proceeds of USD 7,475,000 and net proceeds of USD 7,222,719 to the Company, and additional gross proceeds of USD 11,500,000 and net proceeds of USD 11,111,875 to the Selling Shareholders, after deducting underwriting commissions.

The Company presently has only one class of ordinary shares. For all matters submitted to vote in a shareholders meeting of the Company, every holder of an ordinary share as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held.

Mauritius law mandates that any dividends shall be declared out of the distributable profits, after having set off accumulated losses at the beginning of the accounting period and no distribution may be made unless the Company’s board of directors is satisfied that upon the distribution being made (1) the Company is able to pay its debts as they become due in the normal course of business and (2) the value of the Company’s assets is greater than the sum of (a) the value of its liabilities and (b) Company’s stated capital. Should the Company declare and pay any dividends on ordinary shares, such dividends will be paid in USD to each holder of ordinary shares in proportion to the number of shares held to the total ordinary shares outstanding as on that date.

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE FINANCIAL STATEMENTS

16)	LOSS PER SHARE

The following is the reconciliation of the loss attributable to ordinary shareholders and weighted average number of ordinary shares used in the computation of basic and diluted loss per share for the years ended March 31, 2013 and 2014:

	For the Year Ended March 31
Particulars	2013	2014
Loss attributable to ordinary shareholders (USD)	(1,122,444)	(2,849,834)
Loss attributable to ordinary shareholders – dilutive (USD)	(1,122,444)	(2,849,834)
Weighted average number of ordinary shares outstanding used in computing basic and diluted loss per share	37,315,434	37,832,246

Loss per share (USD)
Basic	(0.03)	(0.08)
Diluted	(0.03)	(0.08)

At March 31, 2014, 2,659,852 issuable ordinary shares including employees share based awards (March 31, 2013: 1,753,701) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

17)	OTHER CURRENT LIABILITIES

	As at March 31
Particulars	2013	2014
	(in USD)
Deferred consideration	699,425	1,922,215

Total	699,425	1,922,215

18)	OTHER NON-CURRENT LIABILITIES

Particulars	As at March 31
	2013	2014
	(in USD)
Deferred consideration	6,130,081	6,976,482

Total	6,130,081	6,976,482

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE FINANCIAL STATEMENTS

19)	SHARE BASED PAYMENT

Description of the Share-Based Payment Arrangements

Share Option Program (Equity-Settled)

a)	MakeMyTrip.com Equity Option Plan

In 2000, the Company approved a share option programme in Mauritius, named the MakeMyTrip.com Equity Option Plan (“MMT ESOP Plan”). In June 2009, this plan was expanded in order to issue share options to employees of subsidiaries. The Company replaced certain share options to acquire shares in its Indian subsidiary held by employees at its subsidiaries with options granted under the MMT ESOP Plan. Total options granted under this plan were 2,703,810 during the year ended March 31, 2010. No options were granted during the year ended March 31, 2013 and 2014.

The number and weighted average exercise price of share options under MMT ESOP plan are as follows:

Particulars	Weighted Average Exercise Price (USD)	Number of Options	Weighted Average Exercise Price (USD)	Number of Options
	2013	2013	2014	2014
Outstanding at April 1	1.59	913,221	1.49	691,127
Forfeited and expired during the year	—	—	—	—
Granted during the year	—	—	—	—
Exercised during the year	1.88	(222,094)	1.49	(212,209)
Outstanding at March 31	1.49	691,127	1.49	478,918
Exercisable at March 31	1.56	646,127	1.49	478,918

The options outstanding at March 31, 2014 have an exercise price in the range of USD 0.4875 to USD 5.3940 (March 31, 2013: USD 0.4875 to USD 5.3940) and a weighted average contractual life of 3 years and 4 months (March 31, 2013: 8 months).

During the year ended March 31, 2014, share based payment expense of USD 29,035 (March 31, 2013: USD (80,934) has been pushed down to the India subsidiary as the same relates to the employees of the subsidiary.

b)	Share Incentive Plan

In 2010, the Company approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the year ended March 31, 2013 and 2014, the Company granted restricted share units, or RSUs, under the plan to eligible employees of the subsidiaries. Each RSU represents the right to receive one common share.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE FINANCIAL STATEMENTS

19)	SHARE BASED PAYMENT - (Continued)

b)	Share Incentive Plan - (Continued)

Terms and Conditions of the Share Incentive Plan

The terms and conditions relating to the grants under Share Incentive Plan are given below:

Grant date/Employees entitled	Number of instruments	Vesting conditions	Contractual life of RSUs

RSUs granted during the year ended March 31, 2013	850,160	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2014	828,390	Refer notes	4 – 8 years

Note:

1. Of the RSU granted during the year ended March 31, 2014:

•	1,132 (March 31, 2013: Nil) RSUs have 25% graded vesting each six months over a 2 year period.

•	438,801 (March 31, 2013: 572,349) RSUs have 33.33% graded vesting each year over a 3 year period.

•	364,039 (March 31, 2013: 273,802) RSUs have graded vesting over 4 years: 10% on the expiry of 12 months from the grant date, 20% on the expiry of 24 months from the grant date, 30% on the expiry of 36 months from the grant date, 40% on the expiry of 48 months from the grant date.

•	24,418 (March 31, 2013: 4,009) RSUs were fully vested on the grant date.

2. The RSUs can be exercised within a period of 48 months from the date of vesting.

The number and weighted average exercise price of RSU under share incentive plan are as follows:

Particulars	Weighted average exercise price (USD)	Number of RSU	Weighted average exercise price (USD)	Number of RSU
	2013	2013	2014	2014
Outstanding as at April 1	0.0005	955,404	0.0005	1,742,604
Granted during the year	0.0005	850,160	0.0005	828,390
Forfeited and expired during the year	0.0005	(51,551)	0.0005	(159,090)
Exercised during the year	0.0005	(11,409)	0.0005	(538,974)
Outstanding as at March 31	0.0005	1,742,604	0.0005	1,872,930
Exercisable as at March 31	0.0005	292,716	0.0005	275,261

The RSU outstanding at March 31, 2014 have an exercise price of USD 0.0005 (March 31, 2013: USD 0.0005) and a weighted average contractual life of 5.0 years (March 31, 2013: 5.1 years).

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE FINANCIAL STATEMENTS

19)	SHARE BASED PAYMENT - (Continued)

b)	Share Incentive Plan - (Continued)

Inputs for Measurement of Grant Date Fair Values of Share Incentive Plan

The grant date fair value of the RSU granted to employees was measured based on the Black-Scholes option-pricing model. Expected volatility is estimated by considering historical average share price volatility of the comparable companies. The inputs used in the measurement of the fair values of the RSU at the date of grant are summarized below:

For the Year Ended March 31
	2013	2014
Fair value of RSU and assumptions
Share price (USD)	12.44 - 22.97	13.90 - 19.26
Exercise price (USD)	0.0005	0.0005
Expected volatility	38.2% - 52.4%	37.1% - 49.3%
Expected term	2.5 - 6 years	2.5 - 6 years
Expected dividends	—	—
Risk-free interest rate	0.29% - 1.32%	0.35% - 2.10%

During the year ended March 31, 2014, share based payment expense of USD 11,359,705 (March 31, 2013: USD 11,294,316) has been pushed down to the respective subsidiaries as the same relates to the employees of the subsidiaries.

20)	TRADE AND OTHER PAYABLES

Particulars	As at March 31
	2013	2014
	(in USD)
Accrued expenses	534,574	1,136,189

Total	534,574	1,136,189

Trade payables primarily include amount payable for various expenses.

21)	FINANCIAL INSTRUMENTS

Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

Particulars	As at March 31
	2013	2014
	(in USD)
Trade and other receivables	21,436,664	32,976,447
Term deposit	22,000,000	91,500,000
Cash and cash equivalents	8,018,763	2,205,298

Total	51,455,427	126,681,745

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE FINANCIAL STATEMENTS

21)	FINANCIAL INSTRUMENTS - (Continued)

Credit Risk - (Continued)

Exposure to Credit Risk - (Continued)

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

Particulars	As at March 31
	2013	2014
	(in USD)
India	19,638,590	29,988,831
Others	1,798,074	2,987,616

Total	21,436,664	32,976,447

The maximum exposure to credit risk for trade and other receivables and term deposits at the reporting date by type of counterparty was:

Particulars	As at March 31
	2013	2014
	(in USD)
Balance due from Subsidiaries	20,917,197	32,781,745
Terms deposits with banks	22,000,000	91,500,000
Others	519,467	194,702

Total	43,436,664	124,476,447

The age of trade and other receivables and term deposits at the reporting date was:

	As at March 31
Particulars	2013	2014
	(in USD)
Not past due	43,436,664	124,476,447
Past due 0-30 days	—	—
Past due 30-120 days	—	—
More than 120 days	—	—

Total	43,436,664	124,476,447

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE FINANCIAL STATEMENTS

21)	FINANCIAL INSTRUMENTS - (Continued)

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2013

Non-derivative financial liabilities	Carrying amount	Contractual cash flows *	6 months or less	6 - 12 months	1-2 years	2-5 years	More than 5 years
	(in USD)
Trade and other payables	534,574	(534,574)	(534,574)	—	—	—	—
Other liabilities	6,829,506	(9,672,269)	—	(768,906)	(768,628)	(8,134,735)	—

Total	7,364,080	(10,206,843)	(534,574)	(768,906)	(768,628)	(8,134,735)	—

*	Represents undiscounted cash flows on interest and principal.

As at March 31, 2014

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
	(in USD)
Trade and other payables	1,136,189	(1,136,189)	(1,136,189)	—	—	—	—
Other liabilities	8,898,697	(10,918,115)	(1,536,946)	(453,849)	(6,784,933)	(2,142,387)	—

Total	10,034,886	(12,054,304)	(2,673,135)	(453,849)	(6,784,933)	(2,142,387)	—

*	Represents undiscounted cash flows on interest and principal.

Interest Rate Risk

Profile

At the reporting date the interest rate profile of the Company’s interest-bearing financial instruments was as follows:

	As at March 31
Particulars	2013	2014
	(in USD)
Fixed rate instruments
Financial assets
Term deposits	22,000,000	91,500,000
Cash and cash equivalents	7,002,305	—

	29,002,305	91,500,000

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE FINANCIAL STATEMENTS

21)	FINANCIAL INSTRUMENTS - (Continued)

Fair Value Sensitivity Analysis for Fixed Rate Instruments

The Company does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore, a change in interest rates at the reporting date would not affect profit or loss.

Fair Values

Fair Values Versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	As at March 31, 2013		As at March 31, 2014
Particulars	Carrying amount	Fair value	Carrying amount	Fair value
	(in USD)
Assets carried at fair value
Other investments	4,958,994	4,958,994	3,973,363	3,973,363
Derivatives instruments	203,651	203,651	—	—

	5,162,645	5,162,645	3,973,363	3,973,363

Assets carried at amortised cost
Trade and other receivables	21,436,664	21,436,664	28,129,420	28,129,420
Term deposit	22,000,000	22,000,000	91,500,000	91,500,000
Cash and cash equivalents	8,018,763	8,018,763	2,205,298	2,205,298

	51,455,427	51,455,427	121,834,718	121,834,718

Liabilities carried at fair value
Financial liabilities	6,829,506	6,829,506	8,898,697	8,898,697

	6,829,506	6,829,506	8,898,697	8,898,697

Liabilities carried at amortized cost
Trade and other payables	534,574	534,574	1,136,189	1,136,189

	534,574	534,574	1,136,189	1,136,189

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Particulars	As at March 31, 2014
	Level 1	Level 2	Level 3	Total
	(in USD)

Other investments	—	—	3,973,363	3,973,363

Total Assets	—	—	3,973,363	3,973,363

Financial liabilities	—	—	8,898,697	8,898,697

Total Liabilities	—	—	8,898,697	8,898,697

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE FINANCIAL STATEMENTS

21)	FINANCIAL INSTRUMENTS - (Continued)

Fair value hierarchy - (Continued)

Particulars	As at March 31, 2013
	Level 1	Level 2	Level 3	Total
	(in USD)

Other investments	—	—	4,958,994	4,958,994
Derivatives instruments	—	—	203,651	203,651

Total Assets	—	—	5,162,645	5,162,645

Financial liabilities	—	—	6,829,506	6,829,506

Total Liabilities	—	—	6,829,506	6,829,506

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurement in Level 3 of the fair value hierarchy:

Particulars	As at March 31, 2014
	Other investments	Derivatives instruments	Derivatives instruments	Financial Liability
	(in USD)

Opening balances	4,958,994	14,678	188,974	6,829,506
Arising from acquisition	—	—	—	1,158,367
Arising from completion of measurement period for business combination	—	—	—	(172,138)
Total gains and losses recognized in:
- profit or loss	—	(14,678)	(188,974)	1,082,962
- other comprehensive income	(985,631)	—	—	—

Closing balances	3,973,363	—	—	8,898,697

Particulars	As at March 31, 2013
	Other investments	Derivatives instruments	Derivatives instruments	Financial Liability
	(in USD)

Opening balances	4,416,543	202,054	(149,135)	—
Arising from acquisition	83,404	—	—	6,412,283
Total gains and losses recognized in:
- profit or loss	—	(187,376)	338,109	417,223
- other comprehensive income	459,047	—	—	—

Closing balances	4,958,994	14,678	188,974	6,829,506

The basis for determining fair values is disclosed in note 4.

There were no transfers between Level 1, Level 2 and Level 3 during the year.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE FINANCIAL STATEMENTS

21)	FINANCIAL INSTRUMENTS - (Continued)

Valuation Techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values, as well as the significant unobservable inputs used.

Financial Instruments measured at fair value

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
Other investments	Discounted cash flows: The valuation model considers the present value of expected free cash flow, discounted using a risk adjusted discount rate.	Forecast annual revenue growth rate: 31% - 175% Forecast EBITDA margin: (294%) - 71% Risk adjusted discount rate: 18.5%	The estimated fair value would increase (decrease) if:
			•	the annual revenue growth rate were higher (lower)
			•	the EBITDA margin were higher (lower)
			•	the risk adjusted discount rate were lower (higher)

Financial liabilities	Discounted cash flows: The valuation model considers the present value of expected payment, discounted using a risk adjusted discount rate.	Risk adjusted discount rate: 13%, 20%	The estimated fair value would increase (decrease) if:
			•	the risk adjusted discount rate were lower (higher)

Sensitivity Analysis

For the fair values of other investments, reasonably possible changes of 100 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects

	For the year ended March 31, 2014
	Other Comprehensive Income
	Increase	Decrease
	USD	USD
Annual revenue growth rate	183,288	(178,759)
EBITDA Margin	26,271	(26,271)
Risk adjusted discount rate	(388,943)	453,398

	For the year ended March 31, 2013
	Other Comprehensive Income
	Increase	Decrease
	USD	USD
Annual revenue growth rate	197,061	(191,719)
EBITDA Margin	26,043	(26,043)
Risk adjusted discount rate	(434,964)	515,590

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE FINANCIAL STATEMENTS

22)	TAXATION

Under current laws and regulations, the Company is liable to pay income tax on its net income at a rate of 15%. The Company is however entitled to a tax credit equivalent to the higher of the actual foreign tax suffered and 80% of the Mauritian tax on its foreign source income thus reducing the maximum effective tax rate to 3%.

At March 31, 2014, the Company has no tax liability and has tax losses of USD 2,073,305 out of which USD 1,242,526 could be carried forward until 31 March 2015 and USD 664,521 could be carried forward until 31 March 2016 and USD 136,797 could be carried forward until March 31, 2018 and USD 29,461 could be carried forward until March 31, 2019 to offset against future tax liability.

	For the year ended March 31
Particulars	2013	2014
	(in USD)
Loss before taxation	(1,122,444)	(2,849,834)

Income tax at 15%	(168,367)	(427,475)
Non-deductible expenses	21,842	102,434
Tax exempt income	(164,055)	(56,838)
Current year losses for which no deferred tax asset was recognised	20,520	4,419
Change in unrecognised temporary differences	290,059	377,460

	—	—

23)	RELATED PARTIES

For the purpose of the financial statements, parties are considered to be related to the Company, if the Company has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Company and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties

Subsidiary	MakeMyTrip (India) Private Limited
Subsidiary	MakeMyTrip Inc.
Subsidiary	Luxury Tours & Travel Pte Ltd
Subsidiary	Luxury Tours (Malaysia) Sdn. Bhd.
Subsidiary	Hotel Travel Limited
Subsidiary	Techblend Inc.
Subsidiary	HTN Co., Ltd.
Subsidiary Subsidiary	ITC Bangkok Co., Ltd International Tours Centre Co., Ltd.
Subsidiary	MakeMyTrip FZ-LLC
Subsidiary	Easy to Book Holding B.V.
Key management personnel	Deep Kalra
Key management personnel	Keyur Jyotindra Joshi
Key management personnel	Rajesh Magow
Key management personnel	Mohit Kabra
Key management personnel	Mohit Gupta
Key management personnel	Amit Somani (till May 9, 2014)
Key management personnel	Sanket Atal (from June 4, 2012)
Key management personnel	Vivek Narayan Gour
Key management personnel	Frederic Lalonde
Key management personnel Key management personnel	Philip Wolf Ranodeb Roy

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE FINANCIAL STATEMENTS

23)	RELATED PARTIES - (Continued)

Transactions with subsidiaries:

	For the Year Ended March 31
Transactions	2013	2014
	(in USD)
Acquisition of investment in Luxury Tours & Travel Pte Ltd	792,892	2,373,660
Acquisition of investment in Hotel Travel Limited	2,500,000	3,000,000
Purchase of Intangible asset from MakeMyTrip (India) Private Limited	83,404	—
Issuance of share options to the employees of MakeMyTrip (India) Private Limited	11,178,689	11,171,233
Issuance of share options to the employees of MakeMyTrip Inc.	109,172	94,139
Issuance of share options to the employees of Luxury Tours & Travel Pte Ltd	79,938	37,231
Issuance of share options to the employees of Luxury Tours (Malaysia) Sdn. Bhd.	7,451	7,396
Issuance of share options to the employees of HTN Co., Ltd.	291,937	70,851
Issuance of share options to the employees of ITC Bangkok Co., Ltd.	—	4,632
Issuance of share options to the employees of MakeMyTrip FZ-LLC	—	3,259
Working capital loan to ITC Bangkok Co., Ltd.	—	116,230
Working capital loan to International Tours Centre Co., Ltd.	—	1,360,486
Interest income on working capital loan to ITC Bangkok Co., Ltd.	—	2,485
Interest income on working capital loan to International Tours Centre Co., Ltd.	—	34,488
Advance to ITC Bangkok Co., Ltd. for payments on behalf of the Company	—	100,000
Amount collected by Luxury Tours & Travel Pte Ltd on behalf of the Company	74,723	—

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE FINANCIAL STATEMENTS

23)	RELATED PARTIES - (Continued)

Balance Outstanding

Investment

	As At March 31
	2013	2014
MakeMyTrip (India) Private Limited	86,934,989	86,934,989
Hotel Travel Group	19,458,734	22,266,195
Luxury Tours & Travel Pte Ltd	4,550,953	6,924,613
ITC Group	2,410,000	2,410,000
MakeMyTrip Inc.	1,180,000	1,180,000
Luxury Tours (Malaysia) Sdn. Bhd.	329,500	329,500
MakeMyTrip FZ-LLC	14,272	14,272
Easytobook Group	—	5,104,425

Total	114,878,448	125,163,994

Trade and other receivable

	As At March 31
	2013	2014
MakeMyTrip (India) Private Limited	19,638,590	29,988,831
Hotel Travel Group	686,358	170,851
Luxury Tours & Travel Pte Ltd	291,937	207,938
ITC Group	169,085	2,226,544
MakeMyTrip Inc.	104,481	164,002
Luxury Tours (Malaysia) Sdn. Bhd.	13,036	20,321
MakeMyTrip FZ-LLC	13,710	3,258

Total	20,917,197	32,781,745

Transactions with key management personnel:

	For the year ended March 31
Particulars	2013	2014
	(in USD)
Legal and professional	95,000	111,765

Total	95,000	111,765

During the year, the Company has granted RSUs equivalent to USD 55,000 (2013: USD 55,000) to the Board of Directors against the sitting fees of previous years.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE FINANCIAL STATEMENTS

24)	SEGMENT REPORTING

The Company has made investment in entities engaged in the business of travel and leisure services and is not engaged in any revenue generating activity. Accordingly, the Company has only one reportable segment.

In accordance with IFRS 8, ‘Operating Segments’, following are the entity-wide disclosures:

Information about geographical areas

	Non-Current Assets
	As at March 31
Particulars	2013	2014
	(In USD)
India	93,454,830	92,371,118
Singapore	4,550,953	6,924,613
Malaysia	19,788,234	22,679,099
Thailand	2,410,000	2,410,000
Netherlands	—	5,104,425
Mauritius	83,404	75,083,404
US	1,180,000	1,180,000
Others	14,272	14,272

	121,481,693	205,766,931

25)	SUBSEQUENT EVENT

Payment of deferred consideration of ETB Group

As per the terms of acquisition, the purchase consideration included a deferred consideration payable in three tranches over a three year period ending January 2017. The Company and one of the selling shareholder to whom the deferred consideration was payable entered into an amendment agreement, under which the deferred consideration is to be paid in two equal tranches, in June 2014 and in February 2015. The first trench of deferred consideration has been paid in June 2014. (Also refer note 8d)